

August 12, 2013

Via E-mail
Jaime Alberto Velásquez Botero
Vice President, Strategy and Finance
Bancolombia S.A.
Carrera 48 #26-85
Avenida Los Industriales
Medellín, Colombia

> **Re:** **Bancolombia S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **Response dated July 26, 2013**
> **File No. 001-32535**

Dear Mr. Velásquez Botero:

We have reviewed your response letter dated July 26, 2013 and have the following additional comment.

Please respond to this letter within ten business days. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to our comment we may have additional comments.

A. Risk Factors, page 11

Preemptive rights may not be available to holders of ADRs, page 20

1. We note your response to comment 1 of our letter dated July 15, 2013 and advise you that we disagree with your conclusion that the existing risk factor discussion adequately alerts investors in the ADRs to the considerations behind the risk factor. Your risk factor discussion states that the bank "must offer the holders of each class of shares (including holders of ADRs) the right to purchase a number of shares of such class sufficient to maintain their existing percentage ownership…." Your response to our comment, however, clarifies that only the Depositary is entitled to preemptive rights which the Depositary has no obligation to make available to holders of ADRs. Please revise the risk factor discussion in future filings to clarify the Depositary's role similar to the explanation provided in your response letter.

Please contact Ramin Olson at (202) 551-3331 or Laura Crotty at (202) 551-3563 with any questions you may have.

Sincerely,

/s/ Laura Crotty for

Suzanne Hayes
Assistant Director